Exhibit 107
Calculation of Filing Fee Table
424(b)(2)
(Form Type)
American Express Company
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	5.085% Fixed-to-Floating Rate Notes due 2031	Rule 457(r)	$1,450,000,000	100.000%	$1,450,000,000	$ 153.10 per million	$221,995

Fees to Be Paid	Debt	5.442% Fixed-to-Floating Rate Notes due 2036	Rule 457(r)	$1,250,000,000	100.000%	$1,250,000,000	$ 153.10 per million	$191,375

Fees to Be Paid	Debt	Floating Rate Notes due 2031	Rule 457(r)	$300,000,000	100.000%	$300,000,000	$ 153.10 per million	$45,930

TOTAL	—	—	—	—	—	$3,000,000,000	—	$459,300
The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate amount of this offering is $3,000,000,000.